OMV

02028075

02 MAR 27 AM 8:38

News Release

82-3209

February 28, 2002
7.30am (UK time) – 8.30am (CET)

SUPPL

www.omv.com

OMV: Austrian natural gas cooperation a reality

OMV, Wiengas, EVN, OÖ Ferngas, BEGAS and Linz AG agree to establish a joint gas sales company for industrial and large commercial customers

After intensive negotiations between the biggest players in the Austrian natural gas market an agreement was reached on February 26, 2002, to respond to the liberalized European gas market with a strong Austrian cooperation. OMV Erdgas GmbH, OÖ Ferngas and EnergieAllianz Partner EVN, Wiengas, BEGAS and Linz AG, have decided to set up a joint sales company for industrial and large commercial customers. OMV Erdgas GmbH will hold a 50% stake in the company and the participating gas distribution companies will together hold the other 50%. The necessary cartel application will be submitted within the next few weeks.

The goal of this cooperative effort is to create a powerful Austrian natural gas sales company by combining the international know-how of OMV with the close customer contacts of the regional gas distributors, thereby creating a major player in the common European market. The partners expect this cooperation to improve their position in the international competition and that this will lead to long-term growth in natural gas sales.

The cooperation partners emphasize that this successful agreement in the gas business has established the basis for an extensive solution for Austria.

It was agreed that no further details would be disclosed at this point. These will be made public when the negotiations, which are still in progress, are concluded.

- Ends -

For further information, please contact:

OMV
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Internet home page: http://www.omv.com

Weber Shandwick Square Mile
Claudine Cartwright, London — Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York — Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–December 2001** on March 7, 2002

dw 4/8

Thursday, February 28, 2002
For immediate release

www.omv.com

OMV

First gas and oil from Jade (North Sea)

- Current production rates of 60 mn cf gas per day and 4,500 bbl oil per day
- Plateau production of 200 mn cf gas per day and 16,000 bbl oil per day, expected by third quarter 2002
- Use of cutting edge technology to develop this high pressure/high temperature field

OMV, the Central European oil and gas group, and its partners in the Jade development in the Central North Sea are pleased to announce that the first oil and gas from this field has been produced. Including Jade, OMV has currently nine producing fields and more than 40 exploration licenses in the North Sea. "The successful start of production from Jade is another step forward in our growth strategy in the Atlantic Margin" commented Helmut Langanger, Member of the OMV Management Board with responsibility for Exploration and Production. This field's development and production is the result of excellent knowledge and expertise of the joint venture partners.

Jade is currently producing 60 million cubic feet of gas per day and 4,500 barrels of oil per day, through its first development well. Plateau production rates of approximately 200 million standard cubic feet of gas per day and 16,000 barrels of oil per day are expected by the third quarter of 2002, once the remaining initial development wells have been drilled. The ultimate recovery from the four initial development wells on the Jade field is estimated to be 380 billion cubic feet of gas and 30 million barrels oil over a 15-year period. The total cost of the project is GBP 225 million (about EUR 420 million).

The commencement of production from the Jade field is a milestone in the oil and gas production in the North Sea. A large degree of technical expertise is required for the development and production of such a high pressure/high temperature (160°C) field. The field has been developed using a Normally Unattended Installation that is connected to the Phillips-operated Judy platform, 12 miles (17.5 kilometers) south of Jade. Bringing Jade on-stream proved that by using cutting edge technology even such fields can be developed safely and economically. After the start of production the joint venture will, in its second phase, exploit further potential oil and gas accumulations.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Internet home page:	http://www.omv.com

Weber Shandwick Square Mile

Claudine Cartwright, London	Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate	
Allan Jordan, New York	Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–December 2001** on March 7, 2002

Notes to editors:

Equity holders in Jade:

Phillips Petroleum Company United Kingdom Limited	32.50% (operator)
BG Group	35.00%
Texaco North Sea U.K. Company	19.93%
Agip (U.K.) Limited	7.00%
OMV (UK) Limited	5.57%

The **Jade field**, located in block 30/2c of the UK North Sea Sea in a water depth of 250 feet (80 metres), isapproximately 150 miles (240 kilometres) east south east of Aberdeen. It was discovered in 1996 and the discovery was confirmed by an appraisal well in early 1997. The platform was installed by the heavy lift crane barge Saipem 7000 in June 2001. The total weight of the platform is 4,700 tonnes. The field has been developed using a Normally Unattended Installation, connected by a 16-inch multi-phase pipe-in-pipe pipeline to the Phillips-operated Judy platform, 12 miles (17.5 kilometres) south of Jade. Following the initial processing of Jade production on Judy, gas will be transported through the CATS pipeline to the CATS terminal on Teesside and oil through the Norpipe pipeline to Phillips' Seal Sands terminal, also on Teesside.

OMV Group:

OMV is Austria's largest listed industrial company with consolidated sales of EUR 7.45 bn and a workforce of 5,757 at the end of 2000. The market capitalization of the Company was EUR 2.5 bn as of December 31, 2001. It is one of the leading oil and gas groups in Central and Eastern Europe, and carries out worldwide exploration and production activities. Its integrated chemical businesses produce melamine and geotextiles for the world market, as well as plant nutrients for Central and Eastern Europe. In addition, OMV holds a 25% stake in the second-largest European polyolefin producer, Borealis A/S, and an interest of 10% in the Hungarian oil company MOL.

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London, UK has currently nine producing fields and more than 40 exploration licenses in the North Sea.

Enclosure: Map


UNITED KINGDOM OFFSHORE
OMV (U.K.) BLOCK
200 km
210 /4
TRANCHE 4
TRANCHE 6
TRANCHE 7
211 / 24a DUNLIN
204 /9,10
204 /25a
SCHIEHALLION
BERYL, NESS
9 /13a,b,c
9 /11b,12c
9 /14c,15b
9 /18a,19
BUCKLAND, SKENE, BORA
TRANCHE 44
14 /18b
22 /12a
22 /13a
TRANCHE 19
28 /3
30 /2c
JADE
TRANCHE 21
Northern Ireland
IRELAND
UK
54 /1a